Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Excerpt of Ivan Seidenberg’s comments during Verizon’s Second Quarter 2005

Earnings Release Conference Call]

July 26, 2005

Long-term value is created through innovation and investment. We’re developing a product portfolio and building our marketing skills in growth markets. Later in the call we will provide some additional information on our progress on FiOS. And we’re positioned to solidify our competitive position in the enterprise market, with our Enterprise Advance initiative, and of course through the planned MCI transaction. So, again, lots of work to do, but we are committed to our strategy and believe our results demonstrate we are transforming our asset base and product set for the future. In the second half of this year, we believe we can be even more aggressive in gaining share in both the consumer broadband market and enterprise segments. At the same time, we will look for ways to further mitigate the impacts of access line decline, as we move into 2006.

Finally, here is a quick update on the MCI transaction. We are working to complete the process with the SEC to clear our S-4 registration statement. We filed an amendment to the S-4 with the SEC about a week ago, and we are working on another filing that we would like to make as soon as possible. The timing of the completion of the process with the SEC will determine the date of the shareholder vote. The federal and state regulatory approvals are proceeding. To date, we have twelve state approvals and we have most of them--frankly all of them, scheduled for completion prior to the end of the year. So, therefore, we are working towards closing this transaction, hopefully by the end of 2005.

[Excerpt of Ivan Seidenberg’s comments during Verizon’s Second Quarter 2005

Report to Employees Webcast]

July 26, 2005

As you also know, during the entire playing out of the MCI transaction, we bought shares from the Slim Group in Mexico, which will help us continue to close that transaction going forward, so that cost us some money.

We also made an MCI acquisition, which as you know is a public spectacle to some extent. We paid more than we originally thought. Investors may not think that’s a good or bad thing. They’re not sure. All they know is it was more than we originally thought. The fact they’re in and say, well, that’s more risk for you to have to earn against the price you paid for it.

Where we stand and what the thinking is around the whole transaction with MCI: I think in terms of just process, here’s where we are. We’re currently running down two tracks. The first track is that we are continuing to work with the SEC, the Securities and Exchange Commission, on satisfying all of the requirements and the comments that we made on our registration statement. And once that’s approved, we can set a vote and get the shareholders to vote on that transaction. Every day we’re working with the SEC to sort of work through that.

And on the other issue as well, while that’s going on, we’re working through the whole issue of federal and state approvals. And we have 12 approvals in the states so far and we’re making progress in the rest of them and they’re all scheduled for closure sometime hopefully by the end of the year and we’re pretty confident that the Department of Justice, as well as the FCC, will make their determinations on this before the end of the year. We’re excited that we’re thinking about this transaction closing by the end of the year, or thereabouts, or very close to the end of the year.

In terms of our thinking, we have not started integration planning, simply because we’re still working through a very visible transaction, a lot of complicated issues. As you know, we are required to compete with each other vigorously until the transaction closes. But our thinking hasn’t changed much. We see the opportunity here to create a new focus for ourselves in the enterprise space that will, in effect, complement the focus that different parts of the telco has on consumers.

So what we can see is, what you can expect the thinking here, is for us to highlight the dual market segments that the telco sector will be able to focus on, as we close on the MCI transaction. We’ll have a lot more to say about this during the course of the next several months.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on July 20, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on July 20, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.